SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULIO 2008

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2008

Grupo TMM, S.A.B.

By:
______________________________________
Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 2, 2008 (GRUPO TMM ISSUES THIRD TRANCHE OF 20-YEAR PESO-DENOMINATED TRUST CERTIFICATES PROGRAM)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	Kristine Walczak (investors, analysts, media)
011-525-55-629-8866 ext.2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext.3421
monica.azar@tmm.com.mx

GRUPO TMM ISSUES THIRD TRANCHE OF 20-YEAR PESO-DENOMINATED
TRUST CERTIFICATES PROGRAM

(Mexico City, July 2, 2008) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; "TMM" or the "Company"); a Mexican intermodal transportation and logistics company, announced today that it has issued the third tranche of 20-year Mexican Trust Certificates (“Certificados Bursátiles”) in the amount of $4.39 billion Mexican pesos (approximately $418 million dollars) (the “Third Issuance”). This issuance was completed under the Company’s Mexican Trust Certificates program (the “Program”) for up to $9.0 billion Mexican pesos. The Program represents a long-term financing in pesos that is non-recourse to the Company.

The proceeds from the Third Issuance will be used to acquire seven offshore vessels and three product tankers, to fund cash reserves required for this structure and to pay issuance related expenses.

José F. Serrano, chairman and chief executive officer of Grupo TMM said, “We are very pleased to have closed the third tranche of our Trust Certificates Program as it provides TMM the ability to continue to grow through the acquisition of additional ships with long-term financing tied to the useful life of these vessels. The Third Issuance was rated AA (mex) by Fitch Ratings, reflecting TMM’s continued quality operating performance and increased demand for maritime transportation services.”

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended,and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.